UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-CSR

For Period Ended: December 31, 2010

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:______________________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Medical Billing Assistance, Inc.

Full Name of Registrant

Former Name if Applicable

709 S. Harbor City Blvd., Suite
250

 Address of Principal Executive Office (Street and Number)

Melbourne, FL 32901

City, State and Zip Code

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PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company has encountered a delay in assembling the information, in particular its financial statements for the fiscal year ended  December 31, 2010, required to be included in its December 31, 2010 Form 10-K Annual Report. The Company expects to file its December 31, 2010 Form 10-K Annual Report with the U.S. Securities and Exchange Commission within 15 calendar days of the prescribed due date.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Christian Romandetti	321	725-0090
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒ No☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Since the registrant last filed its quarterly report on Form 10-Q with the SEC, the registrant entered into a Share Exchange Agreement (the “Share Exchange Agreement”) with FCID Medical, Inc., a Florida corporation, FCID Holdings, Inc., a Florida corporation (“Holdings”, and together with Medical, “FCID”), and the shareholders of FCID, as reported in our Current Report on Form 8-K filed with the SEC on January 3, 2011, and as amended on January 24, 2011. The financial statements that will be filed in the registrant’s annual report on Form 10-K for the fiscal year ended December 31, 2010 will reflect the financial statements of the Company subsequent to the consummation of the transactions in the Share Exchange Agreement.

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MEDICAL BILLING ASSISTANCE, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

MEDICAL BILLING ASSISTANCE, INC.

Date : March 31, 2011	By:	/s/ Christian Romandetti
Christian Romandetti
Chief Executive Officer

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